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                             November 7, 2022

       Arjun Sharma
       Chief Financial Officer
       CIRCOR International, Inc.
       30 Corporate Drive, Suite 200
       Burlington, MA 01803-4238

                                                        Re: CIRCOR
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Fiscal Quarter Ended July 3, 2022
                                                            Form 8-K furnished
September 30, 2022
                                                            File No. 001-14962

       Dear Arjun Sharma:

              We have reviewed your October 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Form 10-Q for the Fiscal Quarter Ended July 3, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Segment Results, page 30

   1. Your response to prior comment 1 indicates that you will no longer present orders as a non-GAAP measure and
have determined it is instead a metric. Please revise to provide a clear definition of the
metric and how it is calculated, why it is useful to investors, how management uses the
metric and whether there are estimates or assumptions underlying the metric or its
calculation for which disclosure is needed. Refer to SEC Release No. 33-
                                                        10751.
 Arjun Sharma
CIRCOR International, Inc.
November 7, 2022
Page 2
Form 8-K furnished September 30, 2022

Exhibit 99.2, page 22

2. Your response to prior comment 6 indicated that you would retitle free cash flow to adjusted free cash flow. Although you have done so in Exhibit 99.1, you did not revise the description on page 22 of Exhibit 99.2. Please revise future filings accordingly.
       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameArjun Sharma                               Sincerely,
Comapany NameCIRCOR International, Inc.
                                                             Division of
Corporation Finance
November 7, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName